Lightspeed Announces Third Quarter 2023 Financial Results
Revenue grew 24% YoY to $188.7M (26% growth in constant currency1) at the higher end of previously-established outlook
Gross Payments Volume grew 75% YoY to $3.9 billion
Customer Locations processing more than $500,000/year in GTV grew by 15% YoY2
Adjusted EBITDA loss significantly ahead of previously-established outlook
Lightspeed remains committed to profitable growth with Adjusted EBITDA break even or better3 in fiscal 2024
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, February 2, 2023, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three and nine months ended December 31, 2022.
"We have spent the last two years building the most compelling commerce platform to help complex SMBs improve productivity, reduce costs, automate operations and use data driven insights to scale their business. We continue to be pleased with the growth we are seeing in this targeted customer base," said JP Chauvet, CEO of Lightspeed. "Our deliberate focus on this group can be seen in our results this quarter, with Customer Locations with annual GTV6 in excess of $500,000 growing 15% and those over $1 million growing by 19% year-over-year2."
Lightspeed's market opportunity remains large as complex SMBs require technology solutions to run their business and navigate challenging times brought on by weaker consumer spending. Lightspeed is focused on attracting the right customers and ensuring that operating expenses are optimized to best serve this market and achieve its goal of profitable growth.
"Having successfully integrated multiple acquisitions, Lightspeed was able to deliver an Adjusted EBITDA loss that was better than the previously-established outlook and the lowest in the past nine quarters." said Asha Bakshani, Chief Financial Officer of Lightspeed. "Lightspeed remains committed to our goal of Adjusted EBITDA break even or better in our next fiscal year3, and our leaner organizational structure will enable us to be more nimble as we look to capitalize on the sizable long-term opportunity ahead."
Third Quarter Financial Highlights
(All comparisons are relative to the three-month period ended December 31, 2021 unless otherwise stated):
•Total revenue of $188.7 million, an increase of 24%, or 26% in constant currency1
•Subscription revenue of $74.5 million, an increase of 9%
•Transaction-based revenue of $107.2 million, an increase of 41%
•Net loss of ($814.8) million, representing (431.8)% of revenue or ($5.39) per share. Net loss includes a non-cash goodwill impairment charge of ($748.7) million. After adjusting for certain items such as acquisition-related costs, goodwill impairment and share-based compensation, the Company delivered an Adjusted Income1 of $0.4 million, or $0.00 per share1
•Adjusted EBITDA1 loss of ($5.4) million, representing (2.9)% of revenue1 versus previously-established outlook of an Adjusted EBITDA1 loss of approximately ($9) million
•As at December 31, 2022, Lightspeed had $838.1 million in unrestricted cash and cash equivalents
1 Non-IFRS measure or ratio. See “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure or ratio included in this press release.
2 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product.
3 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's Adjusted EBITDA break even, and the section entitled "Forward Looking Statements".

Fluctuations in foreign exchange rates acted as a headwind in the quarter. The table below highlights the impact of foreign exchange on revenue and GTV for the three and nine months ended December 31, 2022.4

Constant Currency (Expressed in millions of US dollars for revenue and billions of US dollars for GTV)	Three months ended December 31, 2022		Nine months ended December 31, 2022
	Revenue	GTV	Revenue	GTV

Total revenue as reported and total GTV[4] as reported	$188.7	$22.4	$546.3	$66.8
Foreign currency exchange impact on revenue and GTV	$3.8	$1.4	$10.3	$4.2
Revenue at constant currency[1] and GTV at constant currency[4]	$192.5	$23.8	$556.6	$71.0

Revenue growth rate and GTV growth rate	24%	10%	36%	20%
Revenue growth rate at constant currency[1] and GTV growth rate at constant currency	26%	17%	39%	28%

Prior Year Comparables =	Three months ended December 31, 2021		Nine months ended December 31, 2021
Total revenue as reported and total GTV as reported	$152.7	$20.4	$401.8	$55.6
Operational Highlights
•Total revenue of $188.7 million was up 24% year-over-year due to organic5 growth driven by higher ARPU, growing GTV, broader payments adoption and an expanded Customer Location count among high GTV customers. On a constant currency basis1 revenue grew 26%.
•Subscription and transaction-based revenue grew 26% year-over-year to $181.7 million, all of which was organic growth. On a constant currency basis, subscription and transaction-based revenue1 grew 28%.
•Subscription revenue increased 9% year-over-year to $74.5 million. Subscription revenue was positively impacted by a growing Customer Location base among high GTV customers and expanding ARPU. On a constant currency basis, subscription revenue1 grew 13%.
•Transaction-based revenue of $107.2 million grew by 41% year-over-year. This performance was a result of continued growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. GPV4 increased 75% to $3.9 billion from $2.2 billion in the same period last year.
•In the quarter, Lightspeed remained focused on attracting the right customer profile, those with higher GTV and more complex needs - customers for which Lightspeed's industry-leading solutions are ideally suited. As a result, monthly ARPU4 for Customer Locations grew by 20% to approximately $348 compared to approximately $290 in the same quarter last year. Subscription ARPU increased to $136 from $131 a year earlier. Lightspeed's customer base continued to shift towards higher GTV Customer Locations with the number of Customer Locations with GTV of over $500,000/year6 increasing by 15% year-over-year2, and Customer Locations with over $1 million/year in GTV increasing by 19% year-over-year2. Conversely, the number of Customer Locations processing under $200,000/year in GTV shrank on a year-over-year basis2. Customer Locations with GTV of over $500,000/year have a substantially lower risk of churn and higher lifetime value for Lightspeed compared to lower GTV/year customers. Total Customer Locations4 remained at approximately 167,000, flat to the previous quarter.7
4 Key Performance Indicator. See "Key Performance Indicators".
5 References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable period.
6A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.
7 The Customer Location and ARPU numbers in the paragraph exclude approximately 154,000 Customer Locations as at December 31, 2022 attributable to the Ecwid eCommerce standalone product and approximately 156,000 as at December 31, 2021.

•Selected customer wins include: CASETiFY, a leading global technology accessory brand that reaches one in seven millennials, which selected Lightspeed Retail with Payments for its first Australian flagship store; Soletrader, the well-known British shoe retailer that operates 28 locations across the UK adopted Lightspeed Retail with Payments; Le Petit Nice, the three Michelin star restaurant in Provence that chose Lightspeed Restaurant with Payments; the Sky-Line Club, a Chicago fine dining institution since 1926 that chose Lightspeed Restaurant with Payments and Analytics; and joining the Lightspeed B2B network will be Santoni, the luxury hand-made Italian shoe brand, and Gerber Childrenswear.
•For the quarter, Lightspeed's customers processed GTV of $22.4 billion, up 10% year-over-year, and processed $23.8 billion, up 17% year-over-year on a constant currency basis. Omni-channel retail GTV grew by 6% whereas hospitality GTV grew by 16%. The Company saw the impact of the weaker consumer spending conditions on its customers, with several retail verticals experiencing declining GTV per location year-over-year. Hospitality GTV was stronger year-over-year, given the impact of COVID-19 resurgences in the three-month period ended December 31, 2021, but also showed signs of weakness from the previous quarter.
•Net loss in the quarter was ($814.8) million versus ($65.5) million in the same quarter last year. As a percentage of revenue, net loss was (431.8)% versus (42.9)% for the same quarter last year. Net loss includes a non-cash goodwill impairment charge of ($748.7) million.
•Adjusted EBITDA1 loss in the quarter was ($5.4) million versus ($7.1) million in the same quarter last year. As a percentage of revenue1, Adjusted EBITDA loss was (2.9)% versus (4.7)% for the same quarter last year. Adjusted EBITDA loss came in better than Lightspeed's previously-established outlook due to ongoing financial discipline and revenue that came in at the high end of the previously-established outlook range.
•The Company conducts its annual goodwill impairment test every December 31. Given the decline in the valuations of technology companies broadly and Lightspeed's share price, the Company's net assets exceeded its market capitalization as at December 31, 2022 which was an impairment trigger for the Company. The goodwill impairment test resulted in a non-cash impairment charge of ($748.7) million.
•In the quarter, the Company announced the addition of Kady Srinivasan to its executive leadership team in the role of Chief Marketing Officer. Ms. Srinivasan is a tenured executive with over 15 years of experience leading, building, and scaling marketing efforts at retail, gaming, consumer products, and technology companies. She comes to Lightspeed from Klaviyo where she served as SVP, Global Head of Marketing. Previously, Srinivasan was the Chief Marketing Officer at Owlet Baby Care and held various roles at Dropbox and Electronic Arts.
•On January 17, 2023, the Company announced a streamlining and reorganization of operations with a 10% workforce reduction, eliminating approximately 300 roles. This resulted in an estimated incremental restructuring cash charge of $12 million to $14 million, primarily consisting of severance payments, employee benefits and related costs. The Company expects to incur these charges primarily in the Company's fourth quarter. The estimated salary and related benefits from the eliminated roles amount to approximately $25 million annually.
•Lightspeed Capital revenue increased by 221% during the quarter from a year ago. As of December 31, 2022, $15.8 million of merchant cash advances were outstanding, up 25% from the previous quarter.
Financial Outlook8
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
8 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Statements” and "Financial Outlook Assumptions" of this press release.

Lightspeed expects consumer spending to remain under pressure in the near term and, given that transaction-based revenues are now over half of total revenues, this presents a headwind in the months ahead. Lightspeed will continue to prudently manage the business while macro uncertainty continues and will prioritize profitable growth.
For the full year of fiscal 2023, Lightspeed now expects an Adjusted EBITDA loss1 of approximately ($37) million, improved from previously-established outlook of approximately ($40) million. The Company now expects annual revenue to come in at the low end of the previously established outlook of $730 - $740 million (or approximately $740 million - $750 million on a constant currency basis1).
The Company remains committed to its goal of Adjusted EBITDA break even or better3 in fiscal 2024.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, February 2, 2023. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on February 2, 2023 until 11:59 p.m. Eastern Time on February 9, 2023, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and nine months ended December 31, 2022 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA and revenue at constant currency included in our financial outlook for the fourth quarter and full year ended March 31, 2023, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to a resurgence of the virus or the proliferation of a new variant thereof; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our Customer Locations in line with our planned levels (particularly in higher GTV cohorts); revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of our payments solutions, which compete with the solutions offered by some of these referral partners); customers adopting our payments solutions having an average GTV at or above that of our planned levels; future uptake of our payments solutions remaining in line with past rates and expectations, including that transaction-based revenue growth will be more than twice the rate of subscription revenue growth year-over-year; gross margins reflecting this trend in revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our expectations regarding the costs, timing and impact of our cost reduction initiatives; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus or any variants or mutations in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; the Russian invasion of Ukraine and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout and adoption of our payments solutions; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our cost reduction initiatives; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates, consumer spending trends; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
Long-Term Financial Outlook
Our long-term targets reflect the current trend of customer adoption of our payments solutions resulting in an increased proportion of transaction-based revenue relative to higher margin subscription-based revenue. Our long-term targets also reflect a gradual increase in operating leverage, including as a result of increased ARPU and the benefits of increased scale in our primary operating expense lines. Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.
A number of assumptions were made by the Company in preparing our long-term targets, including:
•Economic conditions in our core geographies and verticals, including consumer confidence, disposable income, consumer spending and employment, remaining at close to current levels.
•The COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets.

•Customer adoption of our payments solutions in line with past rates and expectations, with new customers having an average GTV at or above planned levels.
•Gross margin continuing to decrease as a percentage of revenue as more customers adopt our payments solutions.
•Our ability to price our payment processing solutions in line with our expectations.
•Our ability to achieve success in the continued expansion of our payments solutions.
•Revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of our payments solutions, which compete with the solutions offered by some of these referral partners).
•Long-term growth in ARPU of 10% or more per year, including growth in subscription ARPU, in line with past rates and expectations, driven by customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities, including our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we prioritize our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Growth in and composition of Customer Locations in line with our strategy of focusing our attention on higher GTV customers.
•Our ability to successfully integrate acquired companies and to derive expected benefits from such acquisitions.
•Our ability to attract, develop and retain key personnel.
•Our ability to execute on our cost reduction initiatives.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discounts and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Our ability to successfully sell our Lightspeed Capital offering to our customers.
Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•The COVID-19 pandemic, including the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses, payment deferrals and delayed purchase decisions.
•The Russian invasion of Ukraine and reactions thereto.
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Other macroeconomic factors affecting SMBs, including inflation, changes in interest rates and consumer spending trends.
•Our ability to manage the impact of foreign currency fluctuations on our revenues and results of operations.
•Our ability to implement our growth strategy and the impact of competition.
•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our ability to continue the acceleration of the global rollout and adoption of our payments solutions.

•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats.
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Litigation and regulatory compliance.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Our ability to execute on our cost reduction initiatives.
•Gross profit and operating expenses being measures determined in accordance with IFRS, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve profitability on our intended timeline or at all.
See also the section entitled “Forward-Looking Statements” in this press release.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", "Revenue at constant currency", "Subscription revenue at constant currency" and "Subscription and transaction-based revenue at constant currency" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of revenue", "Adjusted Income (Loss) per Share - Basic and

Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", "Non-IFRS sales and marketing expenses as a percentage of revenue", "Revenue growth at constant currency", "Subscription revenue growth at constant currency" and "Subscription and transaction-based revenue growth at constant currency". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation. During the nine months ended December 31, 2022, the Company introduced the new non-IFRS measures: "Revenue at constant currency", "Subscription revenue at constant currency" and "Subscription and transaction-based revenue at constant currency", and the new non-IFRS ratios: "Revenue growth at constant currency", "Subscription revenue growth at constant currency" and "Subscription and transaction-based revenue growth at constant currency".
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue. We believe that Adjusted EBITDA as a percentage of revenue provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income (Loss)" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax recovery and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income (Loss) per Share - Basic and Diluted" is defined as Adjusted Income (Loss) divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income (Loss) per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance and profitability of our business on a per share (basic and diluted) basis.
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flow.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs. We use this measure as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Revenue at constant currency" means revenue adjusted for the impact of foreign currency exchange fluctuations. Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Revenue growth at constant currency" means the year-over-year change in revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.

"Subscription revenue at constant currency" means subscription revenue adjusted for the impact of foreign currency exchange fluctuations. Current subscription revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription revenue growth at constant currency" means the year-over-year change in subscription revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription and transaction-based revenue at constant currency" means subscription and transaction-based revenue adjusted for the impact of foreign currency exchange fluctuations. Current subscription and transaction-based revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable subscription and transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
"Subscription and transaction-based revenue growth at constant currency" means the year-over-year change in subscription and transaction-based revenue at constant currency divided by reported revenue in the prior period. We believe this ratio provides a helpful supplemental indicator on comparable subscription and transaction-based revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of

Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume at constant currency. “Gross Transaction Volume at constant currency” or “GTV at constant currency” means GTV adjusted for the impact of foreign currency exchange fluctuations. Current GTV for currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We use this measure as we believe GTV at constant currency provides a helpful supplemental indicator of the success of our customers and strength of our platform, without the effect of changes in foreign currency exchange rates year-over-year.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue, revenue at constant currency, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenue), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; events such as the ongoing COVID-19 pandemic and the Russian Invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, our gross margins and future profitability, acquisition outcomes and synergies, the impact of legal proceedings, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”,

“will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Revenues
Subscription	74,494	68,589	222,548	177,888
Transaction-based	107,156	75,839	299,984	197,315
Hardware and other	7,047	8,248	23,746	26,611

Total revenues	188,697	152,676	546,278	401,814

Direct cost of revenues
Subscription	19,948	19,164	61,028	51,535
Transaction-based	71,584	43,949	204,496	115,610
Hardware and other	11,159	10,562	35,754	33,149

Total cost of revenues	102,691	73,675	301,278	200,294

Gross profit	86,006	79,001	245,000	201,520

Operating expenses
General and administrative	28,429	21,655	83,800	67,013
Research and development	37,405	32,005	109,637	84,313
Sales and marketing	60,505	55,308	193,487	149,271
Depreciation of property and equipment	1,327	1,315	3,736	3,204
Depreciation of right-of-use assets	2,109	2,078	6,219	5,711
Foreign exchange loss (gain)	(968)	327	(496)	582
Acquisition-related compensation	6,290	19,012	36,046	30,058
Amortization of intangible assets	25,366	25,851	76,926	65,661
Restructuring	1,324	—	3,134	197
Goodwill impairment	748,712	—	748,712	—

Total operating expenses	910,499	157,551	1,261,201	406,010

Operating loss	(824,493)	(78,550)	(1,016,201)	(204,490)

Net interest income	8,300	1,029	15,158	1,974

Loss before income taxes	(816,193)	(77,521)	(1,001,043)	(202,516)

Income tax expense (recovery)
Current	38	96	818	821
Deferred	(1,429)	(12,125)	(6,320)	(29,421)

Total income tax recovery	(1,391)	(12,029)	(5,502)	(28,600)

Net loss	(814,802)	(65,492)	(995,541)	(173,916)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	9,197	(2,251)	(6,325)	(6,376)
Change in net unrealized gain (loss) on cash flow hedging instruments	1,407	415	(1,371)	(530)

Total other comprehensive income (loss)	10,604	(1,836)	(7,696)	(6,906)

Total comprehensive loss	(804,198)	(67,328)	(1,003,237)	(180,822)

Net loss per share – basic and diluted	(5.39)	(0.44)	(6.64)	(1.25)

Weighted average number of Common Shares – basic and diluted	151,187,993	148,171,635	149,952,650	139,283,453

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	December 31, 2022	March 31, 2022
Assets	$	$

Current assets
Cash and cash equivalents	838,118	953,654
Trade and other receivables	68,575	45,766
Inventories	10,143	7,540
Other current assets	33,934	35,535

Total current assets	950,770	1,042,495

Lease right-of-use assets, net	22,305	25,539
Property and equipment, net	19,587	16,456
Intangible assets, net	334,600	409,568
Goodwill	1,350,009	2,104,368
Other long-term assets	29,233	21,400
Deferred tax assets	144	154

Total assets	2,706,648	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	69,748	78,307
Lease liabilities	6,924	7,633
Income taxes payable	6,627	6,718
Deferred revenue	61,636	65,194

Total current liabilities	144,935	157,852

Deferred revenue	1,640	2,121
Lease liabilities	19,479	23,037
Long-term debt	—	29,841
Accrued payroll taxes on share-based compensation	851	1,007
Deferred tax liabilities	222	6,833

Total liabilities	167,127	220,691

Shareholders’ equity
Share capital	4,274,008	4,199,025
Additional paid-in capital	192,263	123,777
Accumulated other comprehensive income (loss)	(5,019)	2,677
Accumulated deficit	(1,921,731)	(926,190)

Total shareholders’ equity	2,539,521	3,399,289

Total liabilities and shareholders’ equity	2,706,648	3,619,980

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Nine months ended December 31,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(995,541)	(173,916)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	31,520	26,133
Amortization of intangible assets	76,926	65,661
Depreciation of property and equipment and lease right-of-use assets	9,955	8,915
Deferred income taxes	(6,320)	(29,421)
Share-based compensation expense	107,845	66,982
Unrealized foreign exchange loss	50	272
Goodwill impairment	748,712	—
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(19,689)	(11,095)
Inventories	(2,603)	(2,884)
Other assets	(4,746)	(22,590)
Accounts payable and accrued liabilities	(10,362)	(2,001)
Income taxes payable	(91)	451
Deferred revenue	(4,039)	1,727
Accrued payroll taxes on share-based compensation	(156)	(2,136)
Net interest income	(15,158)	(1,974)

Total operating activities	(83,697)	(75,876)

Cash flows from (used in) investing activities
Additions to property and equipment	(7,211)	(8,748)
Additions to intangible assets	(2,375)	—
Acquisition of businesses, net of cash acquired	—	(559,450)
Purchase of investments	(1,256)	—
Movement in restricted term deposits	—	344
Interest income	13,706	4,122

Total investing activities	2,864	(563,732)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	4,297	16,925
Proceeds from issuance of share capital	—	823,515
Share issuance costs	(193)	(34,135)
Repayment of long-term debt	(30,000)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(6,405)	(5,088)
Financing costs	(734)	(1,445)

Total financing activities	(33,035)	799,772

Effect of foreign exchange rate changes on cash and cash equivalents	(1,668)	(655)

Net increase (decrease) in cash and cash equivalents during the period	(115,536)	159,509

Cash and cash equivalents – Beginning of period	953,654	807,150

Cash and cash equivalents – End of period	838,118	966,659

Interest paid	374	704
Income taxes paid	979	687

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2022	2021	2022	2021
	$	$	$	$

Net loss	(814,802)	(65,492)	(995,541)	(173,916)
Net loss as a percentage of revenue	(431.8)%	(42.9)%	(182.2)%	(43.3)%
Share-based compensation and related payroll taxes(1)	34,470	21,968	107,700	67,441
Depreciation and amortization(2)	28,802	29,244	86,881	74,576
Foreign exchange loss (gain)(3)	(968)	327	(496)	582
Net interest income(2)	(8,300)	(1,029)	(15,158)	(1,974)
Acquisition-related compensation(4)	6,290	19,012	36,046	30,058
Transaction-related costs(5)	390	1,017	3,511	8,781
Restructuring(6)	1,324	—	3,134	197
Goodwill impairment(7)	748,712	—	748,712	—
Litigation provisions(8)	64	(126)	1,180	1,079
Income tax recovery	(1,391)	(12,029)	(5,502)	(28,600)

Adjusted EBITDA	(5,409)	(7,108)	(29,533)	(21,776)

Adjusted EBITDA as a percentage of revenue	(2.9)%	(4.7)%	(5.4)%	(5.4)%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2022, share-based compensation expense was $34,256 and $107,845, respectively (December 2021 - expense of $29,939 and $66,982), and related payroll taxes were an expense of $214 and a recovery of $145, respectively (December 2021 - recovery of $7,971 and an expense of $459). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2022, net loss includes depreciation of $2,109 related to right-of-use assets, interest expense of $275 on lease liabilities, and excludes an amount of $2,197 relating to rent expense ($2,078, $305, and $2,039, respectively, for the three months ended December 31, 2021). For the nine months ended December 31, 2022, net loss includes depreciation of $6,219 related to right-of-use assets, interest expense of $797 on lease liabilities, and excludes an amount of $6,390 relating to rent expense ($5,711, $916, and $6,022, respectively, for the nine months ended December 31, 2021).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)This amount represents a non-cash goodwill impairment charge (see note 11 of the unaudited condensed interim consolidated financial statements for additional details).
(8)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2022	2021	2022	2021
	$	$	$	$

Net loss	(814,802)	(65,492)	(995,541)	(173,916)
Share-based compensation and related payroll taxes(1)	34,470	21,968	107,700	67,441
Amortization of intangible assets	25,366	25,851	76,926	65,661
Acquisition-related compensation(2)	6,290	19,012	36,046	30,058
Transaction-related costs(3)	390	1,017	3,511	8,781
Restructuring(4)	1,324	—	3,134	197
Goodwill impairment(5)	748,712	—	748,712	—
Litigation provisions(6)	64	(126)	1,180	1,079
Deferred income tax recovery	(1,429)	(12,125)	(6,320)	(29,421)

Adjusted Income (Loss)	385	(9,895)	(24,652)	(30,120)

Weighted average number of Common Shares – basic and diluted(7)	151,187,993	148,171,635	149,952,650	139,283,453

Net loss per share – basic and diluted	(5.39)	(0.44)	(6.64)	(1.25)
Adjusted Income (Loss) per Share – Basic and Diluted	0.00	(0.07)	(0.16)	(0.22)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2022, share-based compensation expense was $34,256 and $107,845, respectively (December 2021 - expense of $29,939 and $66,982), and related payroll taxes were an expense of $214 and a recovery of $145, respectively (December 2021 - recovery of $7,971 and an expense of $459). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)This amount represents a non-cash goodwill impairment charge (see note 11 of the unaudited condensed interim consolidated financial statements for additional details).
(6)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.
(7)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive securities have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss. In the three months ended December 31, 2022, an Adjusted Income was reported. The weighted average number of common shares was not adjusted for the dilutive effect of all potentially dilutive securities for the three months ended December 31, 2022 as Adjusted Income per Share - Basic and Diluted would be the same amount with or without the dilutive effect of all potentially dilutive securities given that the Adjusted Income per Share - Basic was already 0.00.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2022	2021	2022	2021
	$	$	$	$

Cash flows used in operating activities	(26,424)	(48,236)	(83,697)	(75,876)
Payroll taxes related to share-based compensation(1)	618	1,751	885	4,797
Acquisition-related compensation (2)	6,043	3,673	6,043	7,093
Transaction-related costs(3)	(315)	3,910	4,509	11,777
Restructuring(4)	679	—	2,492	1,089
Litigation provisions (5)	228	1,487	3,097	(288)
Capitalized internal development costs(6)	(877)	—	(2,375)	—

Adjusted Cash Flows Used in Operating Activities	(20,048)	(37,415)	(69,046)	(51,408)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(6)These amounts represent the cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network. These amounts are included within the cash flows used in investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
	$	$	$	$
Gross profit	86,006	79,001	245,000	201,520
% of revenue	45.6%	51.7%	44.8%	50.2%
add: Share-based compensation and related payroll taxes(3)	1,652	1,202	6,110	4,196

Non-IFRS gross profit(1)	87,658	80,203	251,110	205,716
Non-IFRS gross profit as a percentage of revenue(2)	46.5%	52.5%	46.0%	51.2%

General and administrative expenses	28,429	21,655	83,800	67,013
% of revenue	15.1%	14.2%	15.3%	16.7%
less: Share-based compensation and related payroll taxes(3)	11,719	5,467	30,430	15,641
less: Transaction-related costs(4)	285	708	2,780	7,877
less: Litigation provisions(5)	64	(126)	1,180	1,079

Non-IFRS general and administrative expenses(1)	16,361	15,606	49,410	42,416
Non-IFRS general and administrative expenses as a percentage of revenue(2)	8.7%	10.2%	9.0%	10.6%

Research and development expenses	37,405	32,005	109,637	84,313
% of revenue	19.8%	21.0%	20.1%	21.0%
less: Share-based compensation and related payroll taxes(3)	10,144	7,226	31,013	19,386

Non-IFRS research and development expenses(1)	27,261	24,779	78,624	64,927
Non-IFRS research and development expenses as a percentage of revenue(2)	14.4%	16.2%	14.4%	16.2%

Sales and marketing expenses	60,505	55,308	193,487	149,271
% of revenue	32.1%	36.2%	35.4%	37.1%
less: Share-based compensation and related payroll taxes(3)	10,955	8,073	40,147	28,218
less: Transaction-related costs(4)	105	309	731	904

Non-IFRS sales and marketing expenses(1)	49,445	46,926	152,609	120,149
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	26.2%	30.7%	27.9%	29.9%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change.
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued) Revenue and revenue growth rate at constant currency (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended December 31, 2022	Nine months ended December 31, 2022

	$	$
Subscription revenue as reported	74,494	222,548
Subscription revenue growth rate	9%	25%
Foreign currency exchange impact on subscription revenue(1)	2,788	7,418

Subscription revenue at constant currency	77,282	229,966
Subscription revenue growth rate at constant currency	13%	29%

Subscription and transaction-based revenue as reported	181,650	522,532
Subscription and transaction-based revenue growth rate	26%	39%
Foreign currency exchange impact on subscription and transaction-based revenue(1)	3,411	8,912

Subscription and transaction-based revenue at constant currency	185,061	531,444
Subscription and transaction-based revenue growth rate at constant currency	28%	42%

Total revenue as reported	188,697	546,278
Total revenue growth rate	24%	36%
Foreign currency exchange impact on total revenue(1)	3,846	10,273

Total revenue at constant currency	192,543	556,551
Total revenue growth rate at constant currency	26%	39%

	Three months ended December 31, 2021	Nine months ended December 31, 2021
	$	$
Subscription revenue as reported	68,589	177,888
Subscription and transaction-based revenue as reported	144,428	375,203
Total revenue as reported	152,676	401,814
(1)Current revenue in currencies other than US dollars is converted into US dollars using the average monthly exchange rates from the corresponding months in the prior fiscal year rather than the actual exchange rates in effect during the current period. We believe this measure provides a helpful supplemental indicator on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year to aid investors to better understand our performance.